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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                                   Commission File Number 0-9309
                                                                          ------

                          NOTIFICATION OF LATE FILING

  (Check One):  /  / Form 10-K     /  / Form 11-K     /  / Form 20-F
                /X / Form-10-Q     /  / Form N-SAR

For Period Ended:           March 31, 1995
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
/  / Transition Report on Form 10-K                       /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F                       /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        PART I.  REGISTRANT INFORMATION

Full name of registrant                                             Versar, Inc.
Former name if applicable                                           Not applicable
Address of principal executive office (Street and number)           6850 Versar Center
City, State and Zip Code                                            Springfield, VA  22151

                       PART II.  RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         See Continuation Sheet attached hereto.
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                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Lawrence W. Sinnott, Vice President, Chief Financial Officer      (703) 750-3000
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         (name)                                 (Area code)   (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Continuation Sheet attached hereto.
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                                  Versar, Inc.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 1995                By:          /s/  LAWRENCE W. SINNOTT
                                      ------------------------------------------
                                           Lawrence W. Sinnott, Vice President
                                           Chief Financial Officer and Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING
                                  VERSAR, INC.

Continuation Sheet

Part III - Narrative

         Versar, Inc. (the "Company") reported in its Form 10-Q for the quarter ended December 31, 1994, that its auditors had advised the Company that its accounting and financial treatment of the divestiture of the Company's real estate holdings to Sarnia Corporation on June 30, 1994 was under review. The auditors indicated that they initiated a reconsideration of the financial treatment of the divestiture because of the Company's guarantee of certain obligations of Sarnia and the likelihood of such guarantee being exercised.

         The Company is continuing to discuss this matter with its auditors and is seeking the advice of other auditing firms to better evaluate the Company's auditors' current position. The Company is evaluating a number of alternatives to resolve this issue, which include a restatement of the Company's fiscal 1994 financial statements or the refinancing of certain of Sarnia's outstanding debt to lessen the Company's exposure. Because of the substantial uncertainty regarding the outcome of this issue, the Company is unable to complete the preparation of its financial statements for the fiscal quarter ending March 31, 1995 at this time.

         The Company believes that the discussions with its auditors will be completed shortly and does not anticipate any problems in reaching a satisfactory resolution of this issue within the 5 calendar day period provided under Rule 12b-25.

Part IV - Other Information

         Accounting for the spin-off of Sarnia as a divestiture, the Company reported gross revenue of $10,054,000 with net income of $203,000, or $0.04 per share of common stock for the Company's third quarter ended March 31, 1995.
The results of third quarter of the current fiscal year compare to revenue of $10,253,000 with a net loss of approximately $3,657,000, or $0.80 per share, which results included a $2,640,000 loss from discontinued operations, for the third quarter of fiscal year 1994.